

AMENDED OFFERING MEMORANDUM DATED APRIL 29, 2025

TIMEPLAST

TIME-PROGRAMMABLE MATTER

1511 E State Rd 434 #2001,Winter Springs, Florida 32708
223-322-2222
www.timeplast.com

Up to $5,000,000 of Shares of Common Stock (the "Shares"), all figures rounded to the nearest whole dollar
Minimum Investment Amount: $500.85 (not including the 3% transaction fee)*

Timeplast, Inc. ("Timeplast," "the company," "we," or "us"), is offering up to $5,000,000 worth of Common Stock (the "Offering"), rounded to the nearest whole dollar (2,568,449 shares), which includes a 3% investor transaction fee. The minimum target amount under this Regulation CF offering is $10,000.20 (the "Target Amount") (5,137 shares), which includes a 3% investor transaction fee. Through its distribution and perk/reward incentives, the company must reach its Target Amount of $10,000, rounded to the nearest whole dollar by September 3, 2025, the end date of the Offering (the "Target Date").** Unless the company raises at least the Target Amount of $10,000 under the Regulation CF offering by April 30, 2025, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. The Offering will remain open until September 3, 2025 ("Termination Date") in order to continue to raise funds in excess of its Target Amount.

Investors will be required to pay an Investor Transaction Fee of 3% (the "Transaction Fee") to the Company at the time of the subscription to help offset transaction costs. The Transaction Fee will be added to the cost of the Shares purchased for every purchase and is therefore part of the Offering amount. The Broker will receive a cash commission on this fee.

The company may conduct multiple closings, provided that the Offering does not exceed the Termination Date and that investors who have committed funds will be provided notice five business days prior to the close.

Investment commitments may be accepted or rejected by the company, in its sole and absolute discretion. The company has the right to cancel or rescind its offer to sell the securities at any time and for any reason. The rights and obligations of any investors are captured by processing a subscription, and investors must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Termination Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the company's offer to sell the securities at any time for any reason.

** As of April 18, 2025, the company has raised gross proceeds of approximately $1,120,000 (including the investor fee) in this offering.*
***The company has already reached the Target Amount.*

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.
This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Background

Timeplast, Inc. was initially formed as a limited liability company under the laws of the State of Florida, under the name Bioplast, LLC on December 3, 2013, before changing its name to Timeplast, LLC in January 2016. On December 22, 2021, Timeplast, LLC converted into Timeplast, Inc., a Florida corporation. On February 15, 2024, the company converted from a Florida corporation to a Delaware corporation. The company is headquartered in Longwood, Florida.

What Timeplast Does

Timeplast aims to be a pioneering chemical technology company that specializes in dynamic depolymerization and copolymerization processes. Our business model is focused on the development of innovative polymer chains that exhibit unique properties, aiming to displace conventional plastics, metals, paper, and glass in various applications. We have developed a proprietary thermoplastic material that we believe is compatible with existing plastic manufacturing equipment, facilitating the production of a diverse range of consumer products. Additionally, we have developed, patented and trademarked a depolymerization reactor named Pabyss, designed to depolymerize our materials. We believe that this reactor enables us to offer a comprehensive solution to plastic pollution, emphasizing our commitment to sustainability and innovation in materials science.

Our Resin

Our resin is a techno-organic material derived from alcohols and other materials, and one of its key features is its programmable water-solubility. Our resin can be engineered to dissolve over predetermined durations, depending on the specific product further described below, which we believe provides significant advantages in various applications from packaging to disposable products. This high degree of molecular versatility should facilitate its integration into existing plastic manufacturing processes such as injection molding, thermoforming, and extrusion, generally without the need for equipment modifications. This capability aims to support the production of both rigid and flexible items, which we believe enhances our market adaptability. Our resin, which was designed in the United States and is intended to be produced in collaboration with third-party manufacturers, this approach not only scales production but also strategically focuses our resources on core competencies like research and development, product design, and marketing—key areas that drive our innovation and competitive edge.

Our Depolymerization Reactor

Engineered to function like a bottomless trashcan, our Pabyss reactor aims to offer a dual functionality: upcycle Timeplast materials via a chemical recycling process or safely discharge the output to wastewater streams. This ensures that before disposal, materials are broken down, with an aim toward minimizing environmental impact. We believe that this reactor embodies our innovative approach to waste management, providing scalable solutions that range from individual homes to municipal applications. We believe that this design is pivotal in our mission to revolutionize waste disposal where materials are not only reused but also designed to be chemically restored to their original purity as much as possible.

Environmental Stability

Our environmental strategy acknowledges that while we recommend disposing of Timeplast waste exclusively through Pabyss, some materials may still enter natural ecosystems. Generally, our resins are engineered to be more environmentally stable than conventional options for two primary reasons:

The partial polymerization during conversion to final products allows Timeplast to skip the most energy-intensive phase of most plastic production—internal polymerization. This results in a lower carbon footprint compared to traditional plastics like PET, polystyrene, and PP, which generally require energy-intensive processes to achieve a fixed molecular weight.

At the end of its lifecycle, the resin is designed to dissolve in water, reasserting water's role as the universal solvent. This property starkly contrasts with non-water-soluble plastics, which contribute to long-term environmental issues like microplastic pollution. We believe that by leveraging the omnipresence of water, our resin will integrate into the natural water cycle, providing an environmentally friendly solution to plastic waste.

While this is our environmental strategy, we note that we have done minimal toxicity studies to date. The ones we have done have shown traces of fossil-based substances. These were present in very low proportions, but further studies are needed to better determine risk and we continue to work to refine our products.

Vision

Timeplast is dedicated to providing a holistic solution to plastic pollution by not only creating innovative materials but also designing engineering solutions that effectively manage our environmental footprint. We envision a future where all consumable materials are inherently water-soluble, aligning with the natural properties of our planet.

Our Current Stage

Our resin is available for purchase through our e-commerce platform, and the Pabyss device is ready for pre-order. We have iterated the design of Pabyss three times, and we believe that the latest version is ready for mass production. Timeplast Raw is currently in its 17th iteration, and Timeplast Plus, calcium carbonate-based material, is in its 3rd iteration, which we hope to be able to make available on our e-store in late 2024.

The Company's Products

1. Timeplast Raw: Our flagship material, an alcohol-based water-soluble resin, is available with programmable dissolution times to suit various needs:
   - Active: Dissolves from 60 seconds to 60 hours.
   - Passive: Dissolves from 60 days to an unlimited period.
   - Extended versions: Provide a combination of the above options for customized applications.

The company believes that its Passive formulation may be able to contain liquids. However, additional testing may be required to determine the parameters of usage.

2. Pabyss: This device is crucial for managing the lifecycle of Timeplast materials, offering:
   - Discharge: Breaks down materials to their molecular basics
   - Upcycle: Reprocesses materials into Timeplast raw material.

3. Timeplast Wrap: A thin, blown film, made from Timeplast Raw, designed to replace conventional non-food plastic wraps. The material is ready for production and shipment. Our current focus is on ramping up our marketing efforts to ensure successful sales upon launch.

The company notes that its product listings are reserved for items that have undergone thorough testing with respect to their functionality for manufacturing, production, and performance and are proven to function as intended, which currently include Timeplast Raw, Pabyss, and Timeplast Wrap. Although it has manufactured Timeplast Plus and has current plans to include it in its product lineup later this year, it still requires further testing.

The company believes that Timeplast Raw and Timeplast Plus will be compatible to replace plastic products manufactured using extrusion, thermoforming, extrusion blowing, injection, 3D printing, blow moulding or blowing manufacturing systems.

Until further testing, none of our products are intended for food contact.

Additional Products

We are expanding our product line to include items currently in testing with various manufacturing partners. These products are designed to transform our raw materials into finished goods such as food-contact items, apparel, and industrial applications, further demonstrating our commitment to sustainable product solutions.

Market Overview

The global plastics market valued at approximately $579 billion and growing annually by 10%. Timeplast aims to disrupt this market by replacing many categories of widely used plastics with our innovative, water-soluble products. This transition supports global efforts towards better-for-the-planet materials.

Water-soluble Plastic Market

As environmental regulations tighten and consumer preferences shift towards products that are more environmentally-friendly, we believe that Timeplast presents a viable alternative to conventional plastics for many uses, offering solutions that align with regulatory frameworks and environmental conservation goals.

Business and Marketing Strategy

Our direct sales allows us to sell directly to consumers and businesses. This approach not only enhances customer access to our materials but also simplifies the supply chain, reducing overhead and focusing on product innovation and market expansion.

D2C and B2B Strategies

Our marketing strategy is twofold:

- Direct-to-Consumer (D2C): We aim to market our finished products directly to consumers, leveraging existing marketing channels and exploring retail partnerships to maximize reach and impact.
- Business-to-Business (B2B): We supply our innovative resins to manufacturers who integrate them into their products, supporting a broad range of industrial applications and driving the adoption of practices that are better for the environment across sectors.

Competition

The company faces competition from other thermoplastic material manufacturing companies, such as Danimer Scientific. There are also other companies in existence capable of making water-soluble plastics, such as Solutom. However, we believe at present that these companies are only capable of making plastic films, rather than high molecular weight rigid pieces. We also believe their products immediately dissolve upon contact with water, meaning we do not believe they can control the dissolution time.

By comparison, we believe Timeplast is the first-ever patented water soluble thermoplastic material capable of being extruded, injected, blown and thermoformed with programmable water resistance. Our materials are more expensive than conventional plastic, but cheaper to make and to manufacture applications than quality-competing materials such as metal, paper and glass. Further, if we are able to increase our volume to a large enough scale, we believe it would bring down the relative costs of our materials compared with competitors.

Outside of the water-soluble space, there are various resins designed to "degrade" using UV rays from the sun (photodegradation), soil bacteria (biodegradability/compostability), and temperature (thermal degradation). We believe that these are inferior to water-solubility from an environmental standpoint, and many jurisdictions even include these types of resins in their restrictions of single-use plastics.

Based on our research, the most significant competitor in the thin film space is using seaweed to create plastic that dissolves in water. We believe they will have difficulty scaling because they will reach limitations with this source material compared to Timeplast's source material - alcohol distilled from food waste - which is abundant and renewable.

Production/Suppliers

The company is not currently in mass production; however, when full production begins the company believes that its key materials will continue to be supplied by chemical companies around the world. At present, all individual suppliers account for 5% or less of the company's expenses. The company notes that many of the suppliers in this area are located in Asia and, in particular, China.

Research and Development

Research and development has been a substantial portion of the company's undertaking since inception. The company's research and development expenses for the fiscal years ended December 31, 2024 and December 31, 2023 were $236,289 and $96,630respectively.

Employees

Timeplast currently has 2 full-time employees and 5 part-time employees.

Intellectual Property

The company relies on its intellectual property.

As of April 18, 2025, the company has the following patents or trademarks granted:

Title	Patent Number	Description	File Date	Grant Date	Expiration Date	Country
Composition for the Degradation of Plastic	US-9181412-B2	Patent	1/20/14	7/23/15	1/20/2034	U.S.
Copolymer with Programmable Water Solubility	US-10947332-B1	Patent	6/26/20	3/16/21	6/26/2040	U.S.
Upcycling Process for Unsorted Waste Stream	US-10954354-B1	Patent	10/16/20	3/23/21	10/16/2040	U.S.
Process of Transforming a Plastic Extrusion System Into a Dynamic Depolymerization Reactor	US-11180618-B1	Patent	8/5/20	11/23/21	8/5/2040	U.S.
Process of Transforming a Plastic Extrusion System Into a Dynamic Depolymerization	US-11639424-B1	Patent	10/19/21	5/2/23	10/19/2041	U.S.
Upcycling Process for Unsorted Waste Stream (continuation)	US-11760859-B1	Patent	3/16/21	10/19/23	3/16/2041	U.S.
Copolymer with Programmable Water Solubility (continuation)	US-11851535-B1	Patent	3/29/23	12/26/23	3/29/2043	U.S.

The company also currently has patents pending in other countries through Patent Cooperation Treaty.

Certificates

In March 2021, Timeplast received an Avomeen Certificate of Analysis, method ASTM E 1148, which found that the majority of the sample tested was soluble in water, with the insoluble portion swellable in water. Testing was conducted on calibrated instruments by qualified analysts, documented and peer reviewed per Avomeen's quality system. We note that we are still working on additional testing, and aim to modify our products as necessary.

Regulation

There are various global regulations around single-use plastics that differ not only by country, but by state and region. Since Timeplast can be considered water-soluble from an environmental standpoint, we believe that Timeplast can be potentially excluded from the single-use plastic restrictions in California, New Jersey, Canada, the EU, Australia, New Zealand, and many other locations. Further we believe that at present, in most major markets, Timeplast is clear to sell on the open market with no further testing than the ASTM E 1148 which we currently have. If any of these restrictions or regulations are changed or if our belief that we are excluded from certain restriction is inaccurate, such that it makes it more difficult or prevents us from selling our products in these markets, we would, of course, need to adapt our business to fulfill any new requirements, which could cause us to incur additional costs and could detrimentally affect our business as currently envisioned.

In certain countries in South America, it is unclear whether Timeplast currently needs to comply with any requirements (including those related to plastic) without further laboratory certifications. Further legal research is required.
The company notes that some of these regulations are fluid and will evolve over time.

Litigation

On May 1, 2024, certain stockholders of the company filed a complaint against the company and our CEO, including a request for a declaratory judgment related to disputes regarding: (i) whether the Chief Executive Officer's actions in obtaining a voting proxy in the course of a prior Regulation CF offering initiated in 2023 violated the company's operating agreement, (ii) whether the Chief Executive Officer's actions in using that voting proxy to, among other things, obtain approval of the company's bylaws violated the operating agreement, and (iii) whether the governing document for the company since January 22, 2024 has been the operating agreement or bylaws.

In addition, those shareholders have asserted claims against our Chief Executive Officer for an alleged breach of fiduciary duty, for his actions including the voting proxy in the prior Regulation CF offering, the alleged unauthorized use of such voting proxy, using the funds option in the Regulation CF offering to repay a personal loan for $60,000 and failure to disclose the company's operating agreement in the connection with the Regulation CF offering.

While the company believes these claims to be without merit, it is currently in the process of managing next steps.

To the knowledge of management, there is no other material litigation or governmental agency proceeding pending or threatened against the company or any of its subsidiaries.

The Company's Property

The company currently does not maintain any long-term leases. The company has various month-to-month leases for co-working spaces and warehouse. Total rent expense recorded in statement of operations for the years ended December 31, 2024 and 2023 was $23,350 and $28,143, respectively.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

The company has a limited operating history upon which you can evaluate its performance, and has not yet generated profits and has received limited revenues to date. Accordingly, the company's prospects must be considered in light of the risks that any company in early stages of development encounters. Timeplast was formed under the laws of the State of Florida in December 2013. Timeplast has incurred a net loss and has had limited revenues generated since inception. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of its technology and products. The company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be profitable in the near future. You should consider the business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

Our auditor has issued a "going concern" opinion. While the company has commenced operations, the company lacks significant working capital. We will incur significant additional costs before significant revenue is achieved. The company has a net operating loss of $1,410,848, an accumulated deficit of $4,261,906, and liquid assets in cash of $67,867, which is less than a year's worth of cash reserves as of December 31, 2024.These matters raise substantial doubt about the company's ability to continue as a going concern and our existing cash resources are not sufficient to meet our anticipated needs over the next 12 months from the date hereof. During the next 12 months, the company intends to fund its operations with funds received from our Regulation A offering and our proposed future campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

There is currently pending litigation against the company.

We and our CEO are subject to a shareholder derivative action filed in May 2024, see "The Company's Business— Litigation." The company intends to vigorously defend these claims. While the company believes these claims to be without merit, the company's obligation to litigate or otherwise fight these matters may take time, effort, and resources away from the company that might otherwise be used in pursuit of furthering its business plan. Further, if the company were to lose on the merits, in addition to the financial and resource costs of litigation the company may need to restructure its governance in a way to require shareholder votes where typically a board vote would suffice.

We are currently aware of pending litigation by certain stockholders regarding their interpretation of the company's governance obligations associated with our Regulation Crowdfunding offering.
In 2023, the company initiated an offering under Regulation Crowdfunding. As part of that offering, we received consents from the Board of Directors to initiate the offering in which we sold securities authorized by the company. Certain stockholders, while there is agreement that the Form C, in general, was authorized, have asserted the claim that the inclusion of the voting proxy was not authorized as well as the Form C failed to accurate describe the securities sold. This claim raises the issue where the inclusion of the voting proxy invalidates the full approval of the Form C, or not, as well as whether its inclusion constitutes a material misstatement, and therefore gives rise to a right of rescission. While we do not believe the stockholder claims has merit, if successful, it may require the rescission of shares issued in the our Regulation Crowdfunding offering, thereby diverting funds necessary for the operation of the company to unwind those share purchases.

The company anticipates sustaining continued operating losses. It is anticipated that the company will continue to sustain operating losses. Timeplast's ability to become profitable depends on success in licensing and selling of products. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether the company is successful. Furthermore, the company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that the company will ever become profitable. If the company sustains losses over an extended period of time, it may be unable to continue in business.

The loss of our CEO and founder or our failure to attract and retain other highly qualified personnel in the future could harm our business. To be successful, the company requires capable people to run its day to day operations. Manuel Rendon currently serves as the company's Chief Executive Officer, Chief Technology officer, and sole director. The loss of Mr. Rendon would be detrimental to the company. Mr. Rendon also is a serial inventor and entrepreneur and may in the future devote time to his other entities. In such case and as the company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our CEO is a serial inventor and entrepreneur. Our CEO and founder is an inventor and has come up with several ideas, for one of which he recently founder a separate and unaffiliated company. To the extent he pursues those ideas, he may have less time to the devote to this company.   To the extent he has those time constraints and cannot provide services as needed to the company, and the company is unable to find additional personnel to complete his dutires, it may have an adverse impact on your investment.

Public perception is important in equity crowdfunding, potentially making Timeplast susceptible to negative postings, and false allegations about the company. As a company raising money from the crowd, Timeplast's funding is highly dependent on its public perception both from those unrelated to the company as well as those who have had a relationship with the company, including prior employees. The company is aware of a prior employee that has threatened us with what we believe are unsubstantiated allegations. To the extent the company becomes the target of a negative PR campaign from one or more individuals, the negative publicity may have an adverse impact on the company, its fundraising and has the potential to distract management's attention from the company's business.

If the company cannot raise sufficient funds, it will not succeed. Timeplast needs to continue to raise funds in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive.

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The company faces significant market competition. The company competes with larger, established companies who currently have products and technologies on the market and/or various respective product development programs that compete with the company, including companies in both the non-soluble space, and the water-soluble space. They may have much better financial means and marketing/sales and human resources than Timeplast. They may succeed in marketing inferior products, developing and marketing competing equivalent products earlier than Timeplast, or superior products than those developed by the company. There can be no assurance that competitors will render the company's technology or products obsolete or that the products developed by the company will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have no experience manufacturing our products at commercial scale, and if we decide to establish our own manufacturing facility, we cannot assure you that we can manufacture our products in compliance with regulations at a cost or in quantities necessary to make them commercially viable. The company may establish its own facility, or it may rely on a contract manufacturer, or "CM", for the manufacture of its products. If our facility, or our CMs' facilities, were damaged or destroyed, or otherwise subject to disruption, it would require substantial lead-time to replace our manufacturing capabilities. In such event, we would be forced to identify and rely entirely on alternative third-party contract manufacturers for an indefinite period of time. Any disruptions or delays at our facility or its failure to meet regulatory compliance would impair our ability to develop and commercialize our products, which would adversely affect our business and results of operations.

We anticipate that we will initially depend on revenue generated from one type of product, the resin and products derived from that, and in the foreseeable future will be significantly dependent on a limited number of products. We anticipate that revenue will initially be generated from a single type of product, our resins, and/or products derived from it and in the foreseeable future will be significantly dependent on a single or limited number of products. We expect to rely on sales from our initial products among other sources of financing, for the capital that will be required to develop and commercialize subsequent products. To the extent that there are issues producing our product, or is not well-received by the market for any reason, our revenue and cash flow would be adversely affected, we may need to seek additional financing earlier than we expect, and such financing may not be available to us on commercially reasonable terms, or at all.

Some of our products are still in prototype phase and might never be operational products. It is possible that some of our products may never be operational or that those products may never be used in the market. It is possible that the failure to release those products is the result of a change in business model upon the company's making a determination that the business model, or some other factor, will not be in the best interest of the company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties. We are currently in the prototype stage. Delays or cost overruns in the development of our Timeplast suite of products and failure of any of those products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Our resin is experimental. The company has developed and patented an innovative working prototype of its resin, which is used to create its products; however, it should be seen as experimental and not a final product. It is fully-functional, but we are continuing to experiment with it and update it accordingly. For instance, we are still working on the toxicity testing, as well as the durability of some of our products, and may not be viewed as "green" or "sustainable" in a traditional environmental context, as it is not energy-neutral. The economic market outcomes of this resin may be monumentally and positively big, or it could be nonexistent or not successful. It will be appropriately deemed experimental until we have many more long-term studies.

Further toxicity testing is needed. We have done minimal toxicity studies to date. The ones we have done have shown traces of fossil-based substances. These were present in very low proportions, but further studies are needed to better determine risk.

We are dependent on raw materials. Our manufacturing operations require the adequate supply of quality raw materials in a timely manner. We rely on a global shipping network to transport our materials and any disruption could significantly increase the costs in producing our goods. While our inability to obtain such raw materials in sufficient quantities or in a timely manner, or at reasonable prices, may limit our ability to produce our products profitably, or at all; however, because our products are made from common and widely-available ingredients, such as alcohol, cellulose, and vinegar, we believe there is minimal risk of losing access due to a single supplier. These ingredients are provided globally, and, while an issue with one supplier would lead to a supply chain change, potentially adding to lead times and increasing costs, we believe issues could be quickly be mitigated in the following ways: (i) we believe a new supplier of raw materials could easily be found, with the prices of these commodities being relatively fixed; and (ii) with the sources of these materials currently being varied, in a supply chain emergency, we believe we could pivot to materials derived from other sources (such as alcohol derived from corn husks instead of rice husks).

The company may face sourcing risks. While the company believes it faces minimal risk of sourcing and supplier disruption issues, because the company sources many of its materials from China, if U.S. relations with China were to be disrupted, the company would need to pivot to other sourcing, compounding, and manufacturing locations, which could cause a negative impact on its business.

Our plastic alternative might not be successful or may not receive public acceptance. We believe that the plastic alternative materials that we have developed will allow us to successfully produce our current products as well as develop future products to be produced on a commercial scale. However, our technologies, and specifically those that relate to microbial culture stability, product composition and yields, might not prove successful or scalable. Technology failure or our inability to successfully modify these technologies would negatively impact our ability to succeed. Further, we believe that our technology is environmentally friendly. However, public perception or new discoveries regarding the environmental and health impact of our technologies would limit our ability to achieve profits.

Our success is dependent upon consumers' willingness to except our plastic alternative. If we cannot develop sufficient market demand for our plastic alternative, we will not be successful. Factors that may influence the acceptance our technology:

- Perceptions regarding safety of our materials;
- The environmental consciousness of consumers;
- Volatility in the market; and
- Government regulations and economic incentives promoting alternative forms of materials.

We may not be always able to obtain and maintain the certifications needed to effectively sell our products.
We have received, and plan to receive or otherwise comply with the standards for various certifications that we are able to use when labeling and selling our products. We believe that these certifications will distinguish us and allow us to be profitable in certain niche markets. Our failure to maintain and obtain some if not all of these certifications could impair our ability to achieve our revenue goals.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop. We face an inherent risk of product liability exposure related to the use of our products sold commercially. Though we believe that our resins are safe for use and disposal, to the extent our assumptions and testing are incorrect, we may be exposed to liability. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

- regulatory investigations, product recalls or withdrawals, or labeling, marketing or promotional restrictions;
- decreased demand for any product candidates or products that we may develop;
- injury to our reputation and significant negative media attention;
- withdrawal of research study participants;
- significant costs to defend the related litigation;
- substantial monetary awards to research study participants and/or patients;
- delay in completing, or failure to complete, research study recruitment or research study endpoints;
- loss of revenue;
- reduced resources of our management to pursue our business strategy; and
- the inability to commercialize any products that we may develop.

We currently hold $2,000,000 million in product liability insurance coverage in the aggregate, with $1,000,000 million per occurrence limit, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our verification and validation testing or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

You are trusting that management will make the best decision for the company. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the company to make good business decisions that grow your investment.

The company relies on third parties to provide services essential to the success of its business. The company relies on third parties to provide a variety of essential business functions for it, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. Further as we scale our company we will rely on these parties for technological and manufacturing expertise. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that the company will experience delays, defects, errors, or other problems with their work that will materially impact its operations and it may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect the company's business. As a result, your investment could be adversely impacted by the company's reliance on third parties and their performance.

We operate in a market that is subject to changing statutory provisions and regulations and interpretations of those statutory provisions and regulations.
Regulatory authorities and legislative bodies pass inconsistent and constantly-changing laws and regulations, including in the areas related to plastics and similar substances, labor and employment laws, and import-export regulations. In particular, we are reliant on various domestic and international laws and regulations to determine which use you can market and/or sell our end products, including the quality standards we must use, and the means by which we can bring those products to market. For instance, we currently believe that our product may be exempts from restrictions on plastics in certain jurisdictions. Changes in laws and regulations or different interpretations of those laws and regulations could make it difficult or impossible to comply or increase our regulatory compliance burdens and therefore hinder our ability to operate profitably or at all.

The company may not be able to protect its intellectual property. Trademark and patent litigation have become extremely expensive. Even if the company believes that a competitor is infringing on one or more of its trademarks or patents, the company might choose not to file suit because it lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because it believes that the cost of enforcing its trademark(s) or patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce its trademark(s) or patent(s) could have adverse consequences for the company, including undermining the credibility of its intellectual property, reducing its ability to enter into sublicenses, and weakening the company's attempts to prevent competitors from entering the market. As a result, if the company is unable to enforce its trademark(s) or patent(s) because of the cost of enforcement, your investment in the company could be significantly and adversely affected.

We have pending patent approval's that might be vulnerable. One of the company's most valuable assets is its intellectual property. The company owns seven patents in advanced polymerization, one trademark, and all copyrights, .net and .com Internet domain name, and many trade secrets. We believe one of the most valuable components of the company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the company. The company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the company due to its unregistered intellectual property.

The company's success will depend on its ability to secure additional patent protection for its core technologies and be able to enforce those patents. Some patent applications that are pending may not result in issued patents. If any patent application results in an issued patent, that patent may later be invalidated or held unenforceable as patent law changes. Further, the outsourcing of the manufacture of the company's product may result in the unauthorized exposure of the intellectual property of the company.

The company's trademarks, copyrights and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around the company's intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass the company's trademark and copyright protection without obtaining a sublicense, it is likely that the company's value will be materially and adversely impacted. This could also impair the company's ability to compete in the marketplace. Moreover, if the trademarks and copyrights are deemed unenforceable, the company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the company.

Risks Related to the Offering

There is no current market for any shares of the company's stock. Shares sold in our Regulation CF offering our restricted for one year. Investors should be prepared to hold their investment in our securities for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

Investors in our Common Stock will have to assign their voting rights. As part of an investment in our Regulation CF offering, each investor agreed to the terms of the Subscription Agreement. By each such investor's execution of the Subscription Agreement and under the terms thereof, each investor granted an irrevocable proxy, giving the right to vote its shares of Common Stock to the company's Chief Executive Officer. That limits investors' ability to vote their shares of Common Stock until the events specified in the proxy, which include the company's IPO or acquisition by another entity, which may never happen. See "Securities Being Offered and Rights of the Securities of the Company—Common Stock—Proxy."

The offering price of our Securities has been arbitrarily determined. Our management has determined the number and price of Securities offered by the company. The price of the Securities we are offering was arbitrarily determined based upon our estimates of the current market value, illiquidity, and volatility of our common stock, our current financial condition, the prospects for our future cash flows and earnings, and market and economic conditions at the time of the Offering. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and investors may risk overpaying for their investment.

Management discretion as to use of proceeds. The company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described in "Use of Proceeds" is an estimate based on the company's current business plan. The company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and it will have broad discretion in doing so.

Our use of the net proceeds may not yield a favorable financial return from purchasing our Securities. Our management will have broad discretion in the application of the net proceeds from this Offering and may spend or invest these proceeds in ways with which you may not agree. The failure by our management to apply these funds effectively or in a manner that yields a favorable return or any return, and this could have a material adverse effect on our business, financial condition and results of operations.

Your ability to transfer your securities may be limited. All investors in our Common Stock will be subject to transfer requirements and restrictions, including a right of first refusal granted first to the company along with certain notice requirements. Prior to transferring shares to most third parties, the company will have the right to purchase all or some of your shares that you intend to transfer. See "Securities Being Offered — Transfer Limitations" below. These requirements may delay or limit your ability to transfer your shares and delay or limit the ability of the third party transferee to transfer their shares in the future, or require you and third party transferees to incur additional costs to effectuate a share transfer. Accordingly, the market price for our Common Stock could be adversely affected.

We are offering Bonus Shares, which is effectively a discount on our stock price to those purchasers. Certain investors in this offering are entitled to receive additional shares of Common Stock (effectively a discount) based on the amount invested (the "Bonus Shares"). The Bonus Shares in this offering will effectively act as a discount to the price at which the company is offering its stock. For example, an investor who invests $2,000 in this Offering (before taking into account the 3% transaction fee) will be eligible for 5% Bonus Shares. Accordingly, that investor would receive 1,058 shares of the company's Common Stock plus an additional 52 Bonus Shares, effectively purchasing 1,110 shares of Common Stock for the same price paid for 1,058 shares of Common Stock or effectively paying a per share price of $1.80 (before taking into account the 3% transaction fee). For more details, including all of the Bonus Shares being offered, see "Bonus Shares and Perks" below. Consequently, the value of shares of investors who pay the full price or are entitled to a smaller amount of Bonus Shares in this offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the company.

You will need to keep records of your investment for tax purposes. As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

Our sole officer and director along with a small group of individuals controls the company and we currently have no independent directors. Our sole officer and director along with a small group of individuals currently control the company and hold a majority of the voting power of all our equity stock and therefore control the board. You will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. These few people and entities make all major decisions regarding the company. As a minority shareholder and a signatory to the proxy agreement, you will not have a say in these decisions. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the company, having extra checks and balances to prevent fraud and produce reliable financial reports.

The exclusive forum provisions in the Company's Bylaws, as amended and the subscription agreement may have the effect of limiting an investor's ability to bring legal action against the Company and could limit an investor's ability to obtain a favorable judicial forum for disputes. Article XIII of the Company's Bylaws, as amended, provides that the circuit courts in Seminole County, Florida is the exclusive forum for all internal corporate claims, which includes claims:
- that are based upon a violation of a duty by a current or former director, officer or stockholder in such capacity,
- between shareholders of the Company if the dispute is with respect to Company, and
- between the Company and any of its shareholders.

However, for any claim asserting an action under federal securities laws, the federal district courts of the United States will be the exclusive forum.

Further, under Section 7 of the subscription agreement investors in our Regulation CF offering agree to resolve disputes arising under the subscription agreement in federal and state courts in the state of Delaware as the exclusive forums for the purpose of any suit, action or other proceeding arising out of or based upon the agreement; including under the federal securities laws.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over Exchange Act actions. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, while both state and federal courts have jurisdiction to entertain Securities Act claims; there is uncertainty whether a court would enforce such a provision with respect to Securities Act claims.

While courts in Delaware have determined that such choice of forum provisions are facially valid under Delaware law, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to assert the validity and enforceability of the exclusive forum provisions of our amended Bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.
Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the Subscription Agreement. Investors in our Regulation CF offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the Agreement, including any claims made under the federal securities laws.

If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the company's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within an agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. The company believes that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

If you bring a claim against the company in connection with matters arising under the Subscription Agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Agreement with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of the company's securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the Subscription Agreement.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The following table sets out the company's officers and directors as of April 18, 2025.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full Time/Part Time
Executive Officers:				
Manuel Rendon	Chief Executive Officer, Chief Technology Officer	37	Jan. 2016 until present.	Full time*
Directors:				
Manuel Rendon	Director	37	Jan. 2016 until present.	

Mr. Rendon is currently working full-time for us but may in the future devote other time to his other endeavors.

Manuel Rendon: Founder, Chief Executive Officer, Chief Technology Officer, and Director

Manuel Rendon is a certified/awarded polymer science inventor and entrepreneur. He graduated as an Environmental Engineer with a major in Chemistry from Tachira Experimental University. He was an executive at PepsiCo from May 2014 – January 2016 as the National Environmental Coordinator. He has been CEO at Timeplast from January 2016 to the present. He has made significant contributions in the field of sustainable materials. He invented a bio-based, water-soluble plastic with time-programmable water resistance, and a liquid solution that molecularly disintegrates and up-cycles fossil-based plastics. With these innovations, he founded Timeplast, aiming to bring novel, practical solutions to the plastic pollution problem. Recognizing his important work, the United States Citizenship and Immigration Services (USCIS) awarded him a National Interest visa. Furthermore, his former employer, PepsiCo, acknowledged his efforts with a Best Practices Award. He is also working on other inventions and companies, and has recently founded a separate company, String Cubed, in the agricultural space, which aims to create an analog five-dimensional object with the ability to grow seeds without human intervention and in any environment.

OWNERSHIP AND CAPITAL STRUCTURE

The following table shows who owns more than 10% of the Company's voting securities as of April 18, 2025:

Beneficial owner	Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)
Manuel Rendon	Common Stock	Manuel Rendon	11,540,000 Shares	5,981,809 Shares (3)	25%(4) 38%(5)
Eduardo Lacasa	Common Stock	Eduardo Lacasa	7,000,000 Shares		15%
Manuel E. Menendez	Common Stock	Manuel E. Menendez	7,000,000 Shares		15%

(1) The address for all the executive officers, directors, and beneficial owners is c/o Timeplast, Inc., 1511 E State Rd 434 #2001, Winter Springs, FL 32708.
(2) Based on 45,981,809 shares of Common Stock outstanding
(3) These represents shares the 5,356,622 common shares sold in our prior Regulation CF offering and 625,187 sold to date in this offering, that Mr. Rendon as Chief Executive Officer has voting control over pursuant to proxy in the subscription agreement governing that offering.
(4) Does not include shares in which our CEO has the proxy vote.
(5) This is the amount of voting power currently held by Mr. Rendon including the shares he votes by virtue of being the CEO and having the proxy vote.

The following table describes our capital structure as of April 18, 2025:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not Issued*	Available
Common Stock	50,000,000	45,981,809	0	4,018,191

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner. Totals have been rounded to the nearest whole dollar:

Purpose or Use of Funds	Allocation After Offering Expenses for a $10,000 Raise	Allocation After Offering Expense for a $5,000,000 Raise
Offering Costs	$10,000 (1)	$544,500 (2)
General and Administrative	0	$891,100
Continued Research and Development	0	$1,737,645(3)
Scaling Operations and Market Expansion	0	$1,336,650
Payroll	0	$490,105

As of April 18, 2025, the company has raised $1,153,762 in gross proceeds (including the investor fee) for net proceeds of $1,055,693 excluding DealMaker fees. To date, the company estimates that it has used the proceeds approximately as follows: 40% in R&D, 30% in working toward ramping up production, 20% in general and administrative expenses and 10% in payroll.

(1) The estimated offering costs include the following payments to DealMaker Securities LLC and affiliates—Total estimated offering costs would for the Target Amount would be approximately $120,350, which includes the following payments to DealMaker Securities LLC and affiliates --

- $47,500 in activation fees (onboarding, due diligence and asset creation) commissions
- $12,000 in monthly subscription fees - account management and software access (comprising a $2,000 per month fee assuming the offering remains open for six months)
- $60,000 in marketing advisory fees ($10,000 per month assuming the offering remains open for six months)
- $850 in usage fees (8.5% cash fee on the proceeds from the offering)

(2) Total estimated offering costs would for the Maximum Amount would be approximately $544,500, which includes the following payments to DealMaker Securities LLC and affiliates --
- $47,500 in activation fees (onboarding, due diligence and asset creation) commissions
- $12,000 in monthly subscription fees - account management and software access (comprising a $2,000 per month fee assuming the offering remains open for six months)
- $60,000 in marketing advisory fees ($10,000 per month assuming the offering remains open for six months)
- $425,000 in usage fees (8.5% cash fee on the proceeds from the offering)

(3) Approximately $75,000 of this amount, or an estimated $50,000 per quarter, is estimated to go to related parties. See "Financial Discussion—Liquidity and Capital Resources" and "Related Party Transactions".

*Prior to the launch of this Offering, the company has paid to DealMaker half of the $47,500 activation fees, a total of, $23,750, which includes a $1,250 as Setup Fee, $15,000 Launch Fee, $7,500 Reg CF Onboarding Fee, along with $12,000.50 in additional fees, including a $0.50 as ACH Debit Setup fee, $10,000 for Crowdfunding Monthly Fee, and $2,000 Monthly Maintenance Fee.

Continued Research and Development: Consistent with our history, approximately 39% of our budget will continue to be invested in research and development. This investment is crucial as it enables us to maintain our technological leadership in the domain of water-soluble thermoplastics. Our commitment to R&D ensures ongoing enhancements to our existing product line and fuels the development of new, groundbreaking materials.

Scaling Operations and Market Expansion: As we transition from a development-focused company to a market driven entity, significant resources will be directed towards scaling operations and executing our go-to-market strategy. We aim to commercialize our technologies directly, eschewing early exit strategies in favor of establishing Timeplast as a dominant force in the industry.

Payroll: This includes costs to pay our employees.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

You should read the following discussion and analysis of the financial statements and financial condition of Timeplast and results of its operations together with its financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting the company's current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Annual Report.

Overview

The company was initially formed under the laws of the State of Florida in January 2016, and is headquartered in Longwood, Florida. The company specializes in the creation of innovative pathways for the polymerization, copolymerization, and depolymerization of bio-based and synthetic chains, using its resin, a techno-organic material made from food waste that dissolves when in contact with water, with the goal to push forward a global transition to materials that are better for the environment. The financial statements referenced herein are audited for the periods ending December 31, 2024 and December 31, 2023.

The company is still in the process of commercializing many of its primary products, and to date, has only earned a small amount of revenues.

To date, the company has received limited revenue related to its pre-degradation technology, which comes from paid tests, and a single legacy customer of the company (which the company currently views as more of a maintenance expense than a revenue channel). We have marketed and sold a very limited amount of any of our primary products, which we believe will be the primary producers of our revenue. Other than this limited sales, the company has been operating as a research and development company to date. The company has not focused on selling, but on finding selling avenues such as strategic partners. The company is currently preparing to shift this focus as it finalizes its technology development and starts the path for commercialization.
Costs of goods sold include the cost of equipment sold, packaging, and supplies.

The company's expenses consist of, among other things, compensation for employees, fees for professional services and patents, research and development expenses, and expenses related to keeping up with our technological partnerships, website maintenance, and others.

Results of Operations

Year Ended December 31, 2024 and Year Ended December 31, 2023

Revenue

The company's revenue increased to $48,529 for the fiscal year ended December 31, 2024 ("Fiscal 2024") from $37,181 for the fiscal year ended December 31, 2023 ("Fiscal 2023"). This revenue was attributable to pre-degradation technology and the driver of the increase was higher sales of liquid depolymerization technology for HDPE.

During this period our cost of goods sold decreased to $29,306 for Fiscal 2024 from $44,186 for Fiscal 2023, as a result of the company now producing a D2C product instead of the B2B product which has higher gross margins.

Expenses

Total operating expenses in Fiscal 2024 were $ 1,430,071 compared to $1,502,895 in Fiscal 2023, a $72,824 decrease. The components of the change in expense were:

- The increase in General & Administrative (G&A) and Research & Development (R&D) expenses reflects a strategic shift in our operational focus toward long-term infrastructure and product development goals. Specifically:
    - An approximate $116,000 increase in G&A primarily attributed to the scaling of corporate operations in anticipation of manufacturing activities. As we move closer to building and commissioning our own production facility, we've incurred increased costs related to legal, compliance, staffing, and administrative overhead necessary to support our next phase of growth.

    - An approximate $140,000 increase which was primarily driven by our expanded efforts to finalize proprietary manufacturing processes and optimize material performance, we introduced over 25 SKUs for sale in our website as a result. We believe that these efforts are critical to ensuring our technology meets both performance and environmental benchmarks ahead of full-scale production. We also believe that these investments represent foundational work necessary for commercial viability and regulatory compliance.
- Those increases were offset by an approximate $284,000 in sales and marketing Our reduced marketing expenditure is closely tied to a shift in the pace and strategy of our crowdfunding campaign. During our previous campaign phase, we experienced a significantly faster fundraising rhythm, which necessitated aggressive marketing spend to maintain momentum and visibility across digital platforms. In contrast, the current campaign phase is intentionally more measured. We are prioritizing capital allocation toward physical infrastructure—specifically the build-out of our manufacturing facility. This strategic reallocation has reduced both the inflow of crowdfunding capital (by design) and the corresponding marketing costs, as we are no longer pushing high-volume outreach efforts at the same level.

Net Loss

As a result of the foregoing, the company generated a net loss of $1,414,186 for Fiscal 2024 compared with a net loss of $1,547,318 in Fiscal 2023.

Liquidity and Capital Resources

On April 23, 2025, our cash on hand was $164,894 and was $67,867 as of December 31, 2025. The company requires the continued infusion of new capital to continue business operations. The company has recorded losses since inception, and as of December 31, 2024, had a net loss of $1,414,186 and total stockholders' equity of $404,079. During Fiscal 2024, the company raised approximately $418,248 proceeds (net of investor fees and issuance costs) pursuant to Regulation CF for the issuance of 290,986 shares of common stock. The amounts do not take into account the 3% investor fee paid directly to Dealmaker. The company currently has a burn rate of approximately, $135,000 per month (exclusive of months with ongoing marketing campaigns, which are higher).

The company plans to continue to try to raise additional capital through this Offering, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

Moreover, as the company aims to be an innovator in materials science, it has invested and plans to continue to invest heavily in developing applications for its materials with third parties, to create avenues for its materials to reach the market, as well as testing the versatility, applicability and limits of its products. We anticipate that these costs in application developments with third parties will be extensive and will predate our sales cycles. Further, these endeavors are high risks and some of these products/ applications may never come to market or produce any revenue. In 2024, we spent over $200,000 on third party applications development, including Time-Plate Development with the company Munot Plastics, Time-Mass 3D Printing Filament development with the company 3Devo, Time-Straw Development with the company Pymsa, Time-Bag Development with the company Polpusa, Time-Hanger Development with the company Pymsa, Bloominite development with the company String Cubed, Time-Frisbee development with the company Pymsa, Time-Film development with the company Virginia Plastics, Time-Wrap development with the company Virginia Plastics, Pabyss Development with the company Yuro Industries, and Time-Bottle Development with the company Compax. We anticipate a significant portion of the proceeds of this offering to go toward these endeavors, see "Use of Proceeds—Continued Research and Development".

Debt

As of December 31, 2024, the company had current liabilities of $1,909 mainly related to credit cards.

Trend Information

We believe that the following trends will increase market demand for water-soluble plastics:

- Currently and future legislation worldwide to exclude alternatives, such as traditional plastics.
- A growing concern over the global plastic pollution disaster has made the general public receptive to Timeplast marketing.
- Lastly, a relatively lesser-known situation is the microplastics disaster. Microplastics are accumulating in the human body and in the environment so steadily that humans consume around 5 grams of microplastics per week – about the weight of a credit card. Research is still needed around the effects of this on the human body, but levels are expected to triple by 2050.

RELATED PARTY TRANSACTIONS

In January 2024, the company paid $60,000 to pay-off a personal loan of CEO. The loan was obtained by CEO in 2022 and CEO's equity interest in the Company was held as collateral against the loan. The Company adjusted the accrued payroll of CEO amounting to $43,600 as of December 31, 2023 and the CEO paid the remaining balance to the company on May 22, 2024.

On January 20, 2024, the company entered into a development and technology transfer agreement with String Cubed Inc. ("String Cubed"), a company owned by our CEO Manuel Rendon and where he is the sole officer and director. Under the agreement, String Cubed will develop an initial design phase for two applications for Timeplast: (a) an application utilizing electrosublimation for hydrolyzed materials such as Timeplast's active resin, and (b) a 4-dimensional capsule for planting and growing seeds without human intervention called Bloominite, an object designed in a unique way through 3D printing intended to provide seeds with the right amount of water and nutrients needed to thrive. In exchange, String Cubed will grant Timeplast a license to the two of its patented technologies needed for the development of the applications. Timeplast owes $69,350 under the agreement, which it has already paid.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- From June 2022 to July 2023, we sold approximately 5,356,622 shares of Common Stock in reliance on Regulation CF of the Securities Act, for $4,917,638 proceeds. The proceeds of this offering were used for general business purposes.
- From September 2024 to the April 18, 2025, we sold approximately 625,187 shares of Common Stock in this offering in reliance on Regulation CF of the Securities Act, for $1,153,761.98 gross proceeds (including the investor fee). See "Use of Proceeds" for the use of the proceeds for these amounts.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

General

The following description summarizes important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and the Bylaws, as amended. For a complete description of Timeplast's capital stock, you should refer to the Certificate of Incorporation and the Bylaws, as amended, along with applicable provisions of Delaware Corporation Law.

Investors in Common Stock in our Regulation CF offering were required to sign an irrevocable proxy, which restricts their ability to vote. The proxy will remain in effect until the company's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act.

The authorized capital stock of the company consists of 50,000,000 shares of Common Stock, par value at $1.00 per share.

As of April 18, 2025, the company had 45,981,809 shares of Common Stock outstanding.

Common Stock

Dividend Rights

Holders of our Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of our Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The investors in Common Stock in this offering will be required to grant a proxy to the company's Chief Executive Officer, described in greater detail below under "Proxy."

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Transfer Limitations

Under the Bylaws, all stockholders are subject to transfer restrictions. Except if waived by the Board of Directors and certain permitted transfers, any such stockholder must give first give written notice to the company if they intend to transfer the shares. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. For 30 days following receipt of such notice, the company has the option to purchase up to all the shares specified in the notice at the price and upon the terms set forth in such notice. If the shares are not transfer within a 60-day period following, the expiration or waiver of the option rights granted, the shareholder will need to resend the notice. Moreover, shares so sold by such stockholder may continue to be subject to this transfer limitation.

Rights and Preferences

Holders of our Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any additional classes of stock that we may designate in the future.

Proxy

Each investor in our Common Stock will be required, pursuant to the terms of the Subscription Agreement, to grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the company's Chief Executive Officer. That will limit investors' ability to vote their shares of Common Stock until the events specified in the proxy, which include the company's IPO or acquisition by another entity, which may never happen. In appointing the company's Chief Executive Officer as its true and lawful proxy, each investor also gives the Chief Executive Officer the power to (i) give and receive notices and communications, (ii) execute any instrument or document that the Chief Executive Officer determines is necessary or appropriate in the exercise of its authority under this instrument, and (iii) take all actions necessary or appropriate in the judgment of the Chief Executive Officer for the accomplishment of the foregoing.

Provisions of Note in the Company's Subscription Agreement and Bylaws

Forum Selection Provision

Article XIII of the Company's Bylaws, as amended, provides that the circuit courts in Seminole County, Florida is the exclusive forum for all internal corporate claims, which includes claims:
- that are based upon a violation of a duty by a current or former director, officer or stockholder in such capacity,
- between shareholders of the Company if the dispute is with respect to Company, and
- between the Company and any of its shareholders.

However, for any claim asserting an action under federal securities laws, the federal district courts of the United States will be the exclusive forum.

Further, under Section 7 of the subscription agreement investors agreed, for the resolution of disputes arising under the subscription agreement, that the federal and state courts in Delaware are the exclusive forums for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including suits, actions and proceeded brought under the federal securities laws.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over Exchange Act actions. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, while both state and federal courts have jurisdiction to entertain Securities Act claims; there is uncertainty whether a court would enforce such a provision with respect to Securities Act claims.

While courts in Delaware have determined that such choice of forum provisions are facially valid under Delaware law, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to assert the validity and enforceability of the exclusive forum provisions of our amended Bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The Subscription Agreement that investors executed in connection with the Regulation CF offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the Agreement, including any claim under federal securities laws. If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

What it means to be a minority holder

As an investor in Common Stock of the company, you will have granted your votes by proxy to the CEO of the Company. Even if were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in our Regulation CF offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

Transfer Agent

The company has selected Dealmaker Transfer Agent LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

Bonus Shares and Perks

Certain investors in this offering are eligible to receive bonus shares of Common Stock, ("Bonus Shares") which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional shares for their shares purchased ("Bonus Shares") equal to up to 50% of the shares they purchase, depending upon the perks described below. In order to receive volume perks from an investment, one must submit a single investment in the same offering that meets the minimum volume perk requirement. Bonus shares from volume perks will not be granted if an investor submits multiple investments that, when combined, meet the volume perk requirement. All perks occur when the offering is completed.

*Amount-based Bonus Shares**

Investors are eligible to receive the following perks based on the size of their investment.
$2,000+: 5% Bonus Shares
$5,000+: 10% Bonus Shares
$10,000+: 15% Bonus Shares
$25,000+: 20% Bonus Shares

<u>$50,000+</u>: 25% Bonus
 Shares

the amounts invested do not include the 3% transaction fee

Exclusive Bonus Share for Previous Customers or Investors

<u>StartEngine previous investors</u>: 10% Bonus Shares

Aggregated Bonus Shares

The Bonus Shares are stacked. Therefore, any investor that satisfies the requirements for any share bonus, will receive the maximum aggregate amount of (a) Time-Based Bonus Shares* for which they qualify, (b) Amount-Based Bonus Shares for which they qualify and (c) Bonus Shares for Previous Customers or Investors if they fit in the category. For purposes of clarity and by way of example, if a previous investor invests $50,000 (before taking into account the 3% transaction fee) in this offering during the first 30 days of this offering, such investor shall receive the first 30 day Time-Based bonus (15%), the Amount-Based Bonus shares (25%), and the prior investor Bonus Shares (10%) for an aggregate of 50% Bonus Shares. Investors receiving the 50% bonus will pay an effective price of approximately $1.26 per share (before taking into account the 3% transaction fee).

Shares representing fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share.

*The company's time based bonuses were are no longer available.

The company reserves the right to discontinue offering Bonus Shares if required for business or regulatory purposes.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2023 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2024 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined internally by the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at https://www.timeplast.com/annual-report .

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;
(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The company is currently current in its reporting requirements under Regulation CF; however, the company filed its 2023 Form C-AR late.

DEALMAKER'S INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its Target Amount, the company making an early closing, the company making material changes to its Form C, and the offering closing at its Termination Date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new Termination Date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the Offering and to subscribe can be found here: invest.timeplast.com

TIMEPLAST, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024
AND
DECEMBER 31, 2023

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Timeplast, Inc.
Longwood, Florida

Opinion

We have audited the financial statements of Timeplast, Inc., which comprise the balance sheets as of December 31, 2024, and 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Timeplast, Inc. as of December 31, 2024, and 2023, and the result of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Timeplast, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Timeplast, Inc.'s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Timeplast, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Timeplast Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 26, 2025
Los Angeles, California

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	67,867	$	1,987,618
Inventory		64,603		-
Accounts Receivable		20,865		3,210
Total Current Assets		**153,335**		**1,990,828**
Property and equipment, net		91,294		13,937
Intangibles, net		161,359		113,350
Total Assets	$	**405,988**	$	**2,118,114**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Convertible Note	$	-	$	500,000
Credit Cards		1,740		-
Accrued Interest on Convertible Note		-		150,000
Other Current Liabilities		43,769		59,092
Total Current Liabilities		**45,509**		**709,092**
Total Liabilities		**45,509**		**709,092**
STOCKHOLDERS EQUITY				
Common Stock		4,837,324		4,419,075
Capital draw		-		(2,520)
Subscription Receivable		(17,053)		-
Equity issuance costs		(154,286)		(118,734)
Accumulated Deficit		(4,305,506)		(2,888,800)
Total Stockholders' Equity		**360,479**		**1,409,022**
Total Liabilities and Stockholders' Equity	$	**405,988**	$	**2,118,114**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31, (USD $ in Dollars)	2024	2023
Net Revenue	$ 48,529	$ 37,181
Cost of Goods Sold	29,306	44,186
Gross Profit/(Loss)	**19,223**	**(7,005)**
Operating expenses		
General and Administrative	1,062,965	991,018
Research and Development	236,289	96,630
Sales and Marketing	130,817	415,247
Total operating expenses	**1,430,071**	**1,502,895**
Net Operating Loss	**(1,410,848)**	**(1,509,899)**
Interest Expense	(3,373)	(40,000)
Other Income/(Loss)	35	2,581
Loss before provision for income taxes	**(1,414,186)**	**(1,547,318)**
Benefit/(Provision) for income taxes	-	-
Net Loss	**$ (1,414,186)**	**$ (1,547,318)**

See accompanying notes to financial statements.

TIMEPLAST INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| (in , $US) | Common Stock | | Capital | Equity | Subcription | Accumulated | Total Shareholder |
	Shares	Amount	Draw	issuance costs	receivables	Deficit	Equity
Balance—December 31, 2022	**860,152**	**1,191,104**	**$ (2,520)**	**$ (118,734)**	**$ -**	**$ (1,341,482)**	**$ (271,632)**
Issuance of common shares	44,496,470	3,227,972	-	-	-	-	3,227,972
Net loss	-	-	-	-	-	(1,547,318)	(1,547,318)
Balance—December 31, 2023	**45,356,622**	**$ 4,419,076**	**$ (2,520)**	**$ (118,734)**	**$ -**	**$ (2,888,800)**	**$ 1,409,022**
Closure of capital draw	-	-	2,520	-		(2,520)	-
Issuance of common shares	290,986	418,248	-	(35,552)	(17,053)	-	365,643
Net loss	-	-	-	-	-	(1,414,186)	(1,414,186)
Balance—December 31, 2024	**45,647,608**	**$ 4,837,324**	**$ -**	**$ (154,286)**	**$ (17,053)**	**$ (4,305,506)**	**$ 360,479**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(1,414,186)	$	(1,547,318)
Adjustments to reconcile net loss to net cash used by operating activities:				
Amortization expense		11,020		7,084
Depreciation expense		11,025		3,484
Changes in operating assets and liabilities:				
Accounts Receivable		(17,655)		(3,210)
Inventory		(64,603)		43,591
Accrued interest on Convertible Note		(150,000)		40,000
Credit Cards		1,740		-
Other Current Liabilities		(15,324)		35,367
Net cash used by operating activities		**(1,637,983)**		**(1,421,001)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangibles		(59,030)		(120,433)
Purchases of property and equipment		(88,382)		(17,421)
Net cash used in investing activities		**(147,412)**		**(137,855)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		365,643		3,227,972
Convertible Notes, repayment		(500,000)		-
Net cash (used)/provided by financing activities		**(134,357)**		**3,227,972**
Change in Cash and cash equivalents		**(1,919,752)**		**1,669,116**
Cash and cash equivalents—beginning of year		1,987,618		318,503
Cash and cash equivalents—end of year	$	**67,866**	$	**1,987,619**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	(153,373)	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Timeplast Inc. was originally formed on December 3, 2013, in the state of Florida, as Bioplast LLC. On January 16, 2016, the company changed its name from Bioplast LLC to Timeplast LLC. On December 20, 2021, the company converted from an LLC into a C Corp and changed its name from Timeplast LLC to Timeplast Inc. On February 5, 2024, the Company converted from a Florida Corporation to a Delaware Corporation. The financial statements of Timeplast Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Longwood, Florida.

Timeplast Inc. is a chemical technology company that specializes in the creation of innovative pathways for the polymerization, copolymerization, and depolymerization of bio-based and synthetic chains, with the goal to push forward a global transition to sustainable materials.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $1,737,618, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable and Allowance for Allowance for Expected Credit Loss

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases, and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined that allowance for expected credit loss is not material to the financial statements.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals, and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.
Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Office Furniture & Equipment	5-7 years
Vehicles	5 years

Intangibles

Intangible assets with finite lives, such as patents, are amortized on a straight-line basis over their estimated useful lives.

Estimated useful lives for intangibles are as follows:

Category	Useful Life
Patents&Trademarks	15-17 years

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

• Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of liquid additive depolymerization/upcycling technology, water soluble alcohol-based plastic, and non-soluble alcohol-based plastic.

Cost of sales

Costs of goods sold include the cost of equipment sold, packing materials, freight and delivery, and other variable and fixed overheads.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred. Research and development costs for the years ended December 31, 2024, and December 31, 2023, amounted to $236,289 and $96,630, which are included in research and development costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $130,817 and $415,247, which is included in sales and marketing expenses.

Equity Issuance Costs

Equity issuance costs are costs directly attributable to the issuance of equity securities, including common stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with the issuance of equity securities. The company expenses these costs as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 26, 2025, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased assets (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

3.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of Year Ended December 31,	2024	2023
Office Furniture & Equipment	$ 88,383	$ -
Vehicles	17,421	17,421
Fixed assets, at Cost	**105,804**	**17,421**
Accumulated depreciation	(14,510)	(3,484)
Fixed assets, Net	**$ 91,294**	**$ 13,937**

Depreciation expense for the years ended December 31, 2024, and 2023 was $11,025 and $3,484, respectively.

4.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of Year Ended December 31,	2024	2023
Patents&Trademarks	$ 179,463	$ 120,434
Intangible assets, at cost	**179,463**	**120,434**
Accumulated amortization	(18,104)	(7,084)
Intangible assets, Net	**$ 161,359**	**$ 113,350**

Amortization expense for the years ended December 31, 2024, and 2023 was $11,020 and $7,084, respectively.

Estimated annual amortization expense subsequent to December 31, 2024, is as follows:

Period	Amortization Expense
2025	$ 11,020
2026	11,020
2027	11,020
2028	11,020
2029	11,020
Thereafter	106,260
Total	**$ 161,359**

TIMEPLAST INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2024, AND DECEMBER 31, 2023

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Shares with no par value. As of December 31, 2024, and December 31, 2023, 45,647,608 and 45,356,662 shares have been issued and are outstanding.

6. DEBT

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024			As of December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Notes (various lenders)	$ 500,000	8.00%	18/03/2020	31/12/2021	-	-	-	500,000	-	500,000
Total					$ -	$ -	$ -	$ 500,000	$ -	$ 500,000

The convertible notes are convertible into Class A Preferred Stock at a conversion price. The number of Conversion Units the Company issues upon such conversion will equal the product of (I) the quotient (rounded down to the nearest whole unit) obtained by dividing (x) such outstanding principal balance and unpaid accrued interest, by (y) the Conversion Price and (II) 80%. Since the conversion feature is convertible into a variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

On January 3, 2024, the Company repaid all outstanding convertible notes, including accrued interest.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For The Year Ended December 31,	2024	2023
Net Operating Loss	$ (381,830)	$ (406,004)
Valuation Allowance	381,830	406,004
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (1,076,011)	$ (694,180)
Valuation Allowance	1,076,011	694,180
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,985,224, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,985,224. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

In January 2024, the Company paid $60,000 to pay-off a personal loan of CEO. The loan was obtained by CEO in 2022 and CEO's equity interest in the Company was held as collateral against the loan. The Company adjusted the accrued payroll of CEO amounting to $43,600 as of December 31, 2023 and the CEO paid the remaining balance to the Company on May 22, 2024.

On January 20, 2024, the company entered into a development and technology transfer agreement with String Cubed Inc. ("String Cubed"), a company owned by our CEO Manuel Rendon and where he is the sole officer and director. Under the agreement, String Cubed will develop an initial design phase for two applications for Timeplast: (a) an application utilizing electro sublimation for hydrolyzed materials such as Timeplast's active resin, and (b) a 4-dimensional capsule for planting and growing seeds without human intervention called Bloominite, an object designed in a unique way through 3D printing intended to provide seeds with the right amount of water and nutrients needed to thrive. In exchange, String Cubed will grant Timeplast a license to the two of its patented technologies needed for the development of the applications. Under the agreement, String Cubed is entitled to $69,350 for its development services and IP transfer.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has various month-to-month leases for co-working spaces and warehouse. The leases meet the scope exception criteria under ASC-842 due to their short term nature and therefore has not been capitalized on the balance sheet. Total rent expense recorded in statement of operations for the years ended December 31, 2024 and 2023 was $23,350 and $28,143, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, the Company is involved in a legal proceeding in which the Company and its CEO are defendants, and the plaintiffs have asserted derivative claims seeking a judicial declaration regarding certain corporate governance matters. The Company has responded to the complaint, rejecting the substance of the claims. Based on the available evidence and legal assessment, management does not believe the matter will have a material adverse effect on the Company's financial position or results of operations. Accordingly, no accruals or reserves have been recorded in relation to this matter.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through March 26, 2025, which is the date the financial statements were available to be issued.

In 2025, subsequent to year-end, the Company raised gross proceeds of $476,629 from its crowdfunding campaign under Regulation Crowdfunding. The Company is offering Common Stock at a pre-money valuation of $98,900,000 at an offering price of $1.89 per share.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,410,848, an accumulated deficit of $4,261,906, and liquid assets in cash of $67,867, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Registrant   *Timeplast, Inc.*

Date: April 29, 2025   *By:*   */s/* Manuel Rendon
                                                                            Manuel Rendon
                                                                            Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Manuel Rendon

Manuel Rendon
Chief Executive Officer,
principal financial officer, principal accounting officer, and Director
Date: April 29, 2025

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